
02007148

AM 4/1/2002

TC 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

FEB 27 2002
WASH. D.C. 365

SEC FILE NUMBER
8-50990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GMAC Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Galleria Officentre, MC: 480-300-216, Suite 200
(No. and Street)

Southfield, MI 48034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Marini **248-263-6996**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Suite 900, 600 Renaissance Center, Detroit, MI 48243-1704
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AM 4/1/2002

AFFIRMATION

I, David Marini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities Corporation (the "Company") for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/21/02

David Marini — Date
Treasurer

Subscribed and sworn to before me
this 21st day of FEB. 2002

Notary Public
PATSY A. GOUPIE
Notary Public, Wayne County, MI
My Commission Expires May 16, 2002

GMAC SECURITIES CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, Michigan 48243-1895

Tel: (313) 396-3000
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

GMAC Securities Corporation

We have audited the following financial statements of GMAC Securities Corporation (the "Company"), a wholly owned subsidiary of GMAC Insurance Holdings, Inc., for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

GMAC SECURITIES CORPORATION

BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH	$ 104,751	$ 102,786
TOTAL ASSETS	$ 104,751	$ 102,786
LIABILITIES AND SHAREHOLDER'S EQUITY		
Payable to affiliate	$ 1,965	
Income taxes payable to parent	1,848	$ 1,567
TOTAL LIABILITIES	3,813	1,567
SHAREHOLDER'S EQUITY:		
Common stock, $0.10 par value; 100,000 shares authorized, 90,000 shares outstanding	9,000	9,000
Additional paid-in capital	91,000	91,000
Retained earnings	938	1,219
Total shareholder's equity	100,938	101,219
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 104,751	$ 102,786

See notes to financial statements.

GMAC SECURITIES CORPORATION

STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
PROVISION FOR INCOME TAXES	$ 281	$ 592
NET LOSS	$ (281)	$ (592)

See notes to financial statements.

GMAC SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (281)	$ (592)
Changes in assets and liabilities which provided cash:		
Income taxes payable to parent	281	592
Payable to affiliate	1,965	
Net cash provided by operating activities	1,965	
NET INCREASE IN CASH	1,965	
CASH, BEGINNING OF PERIOD	102,786	102,786
CASH, END OF PERIOD	$ 104,751	$ 102,786

See notes to financial statements.

GMAC SECURITIES CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001			
	Total Shareholder's Equity	Retained Earnings	Common Stock	Additional Paid-In Capital
Beginning balance	$ 101,219	$ 1,219	$ 9,000	$ 91,000
Net loss	(281)	(281)		
Ending balance	$ 100,938	$ 938	$ 9,000	$ 91,000

	2000			
	Total Shareholder's Equity	Retained Earnings	Common Stock	Additional Paid-In Capital
Beginning balance	$ 101,811	$ 1,811	$ 9,000	$ 91,000
Net loss	(592)	(592)		
Ending balance	$ 101,219	$ 1,219	$ 9,000	$ 91,000

See notes to financial statements.

1. ORGANIZATION

GMAC Securities Corporation (the "Company") is a wholly owned subsidiary of GMAC Insurance Holdings, Inc. ("GMACI") which, in turn, is a wholly owned subsidiary of General Motors Acceptance Corporation ("GMAC"), which is wholly owned by General Motors Corporation ("GM"). The Company is affiliated with Motors Insurance Corporation ("MIC"), a property casualty insurance company which is also a subsidiary of GMACI. The Company provides certain brokerage activities for MIC as described below.

The Company was incorporated on March 4, 1998 in the State of Delaware, has registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on November 30, 1998.

The Company currently operates according to the provisions of its membership agreement with the NASD, which requires the Company to:

- Maintain a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(vi) (the Net Capital Rule).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(I) (the Customer Protection Rule) which does not allow the Company to hold customer funds or safekeep customer securities, or owe money or securities to customers.
- Sell public (registered under the Securities Act of 1933) and private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships only on a best effort basis with no secondary trading.

2. ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company joins with GM and its other domestic subsidiaries in filing a consolidated federal tax return. The portion of consolidated tax allocated to the Company is equivalent to the liability/benefit that would have been incurred on a separate return basis. A written agreement was executed September 17, 1997, among MIC, GMAC and GM (members of an affiliated group) under which a portion of the consolidated federal income tax is allocated to the Company equivalent to its separate company calculation (income, deductions, credits) modified for certain tax attributes.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires deferred tax assets and liabilities to be recognized for the anticipated future tax effects of the temporary difference between the financial statement basis of the Company's assets and liabilities based on effective tax rates.

3. RELATED PARTY TRANSACTIONS

The Company has executed an expense agreement with GMACI. Under this agreement, GMACI has agreed to indemnify the Company for all reasonable expenses necessary to conduct a securities brokerage business until such time the Company can sustain itself through the revenues that it generates. The Company will also receive the use of administrative facilities and duties associated with GMACI. In return, the Company will provide certain brokerage services to MIC. These services include the registration and association of qualified personnel, as well as public and private placement of stock offerings free of any direct or indirect transaction based compensation.

During 2001 and 2000, the Company incurred approximately $32,000 and $40,628, respectively, in expenses, which were paid by GMACI. In return, during 2001 and 2000, the Company made 10 and 3 initial stock offers to customers, respectively. Also, during 2001, the Company affiliated and registered 9 Registered Representatives and 3 Principal Representatives. In 2000 the Company affiliated and registered 9 Registered Representatives and 4 Principal Representatives.

4. INCOME TAXES

The recorded amount for federal income taxes differs from the amount determined by applying the statutory tax rate to pre-tax financial statement income as follows:

	2001	2000
Federal income taxes at statutory tax rate	$ (156)	$ (289)
Increase in taxes resulting from:		
State income tax	445	881
Other	(8)	
Provision for income taxes	$ 281	$ 592

No cash was paid or received related to federal and state income taxes for tax years 2001 and 2000.

5. CONTINGENCIES

The Company is not aware of any pending actions against the Company arising out of the conduct of its business as of December 31, 2001.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain a minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2001, the Company's net capital ratio was 0.04 to 1, and its net capital of $100,938 was $95,938 in excess of regulatory requirements.

* * * * * *

GMAC SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2001

NET CAPITAL - Total shareholder's equity	$100,938
NET CAPITAL	$ 100,938
AGGREGATE INDEBTEDNESS:	
Income taxes payable to parent	$ 1,848
Payable to affiliate	1,965
Total aggregate indebtedness	$ 3,813
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$ 95,938
Ratio of aggregate indebtedness to net capital	0.04 to 1
Reconciliation with Company's computation (included in Part IIA of Quarterly Form X-17a-5(a) as of December 31, 2001)	
Aggregate indebtedness, as reported in Company's Part IIA (unaudited) FOCUS report	$ 6,658
Aggregate indebtedness:	
Audit adjustments to record payable to affiliate	1,965
Audit adjustments to correct income taxes payable to parent	(4,810)
Aggregate indebtedness per above	$ 3,813

GMAC SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(I) of the Rule.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, Michigan 48243-1895

Tel: (313) 396-3000
www.us.deloitte.com


Deloitte
& Touche

February 15, 2002

GMAC Securities Corporation
300 Galleria Officentre
MC: 480-300-216, Suite 200
Southfield, Michigan 48034

Dear Sirs:

In planning and performing our audit of the financial statements of GMAC Securities Corporation (the "Company"), a wholly owned subsidiary of GMAC Insurance Holdings, Inc., for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP